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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                              (Amendment No. _____)

                             BSD Medical Corporation

                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share

                         (Title of Class of Securities)

                                    05566210

                                 (CUSIP Number)

                               Patrick A. Reardon
                                 Attorney-at-Law
                           201 Main Street, Suite 585
                             Fort Worth, Texas 76102
                                 (817) 348-8801

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 13, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 055662100

1.  NAME OF REPORTING PERSON: John E. Langdon

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]
                                                                        (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: PF,OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

 NUMBER OF
                           7.  SOLE VOTING POWER: 1,300,010 shares
  SHARES

BENEFICIALLY
                           8.  SHARED VOTING POWER:  -0-  shares
OWNED BY

  EACH
                           9.  SOLE DISPOSITIVE POWER: 1,300,010 shares
REPORTING

 PERSON                   10.  SHARED DISPOSITIVE POWER: -0- shares

  WITH

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       1,300,010 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.8%

14. TYPE OF REPORTING PERSON:  IN, 00


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Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of BSD Medical Corporation, a Delaware corporation (the "Issuer"). The Issuer has its principal executive office at 2188 West 2200 South, Salt Lake City, Utah 84119. Its telephone number is (801) 972-5555.

Item 2. Identity and Background.

        (a) Mr. John E. Langdon ("Mr. Langdon"). In this Schedule 13D, Mr. Langdon is reporting with respect to 403,525 shares held by him and a total of 896,485 shares held by either The Lee Kendall Langdon 1994 Irrevocable Trust or The Clay Allison Langdon 1994 Irrevocable Trust. Mr. Langdon is the sole trustee of each of these trusts. See
            Item 3 below.

            The Lee Kendall Langdon 1994 Irrevocable Trust and The Clay Allison Langdon 1994 Irrevocable Trust are collectively referred to herein as the "Children's Trusts."

        (b) 2501 Parkview Drive, Suite 500, Fort Worth, Texas 76102

        (c) President of JEL Management Corporation, personal investments company.

        (d) Mr. Langdon has not been convicted in a criminal proceeding in the last five years.

        (e) Mr. Langdon has not been a party to a civil proceeding described in
            Item 2(e) of Schedule 13D during the last five years.

        (f) Mr. Langdon is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Langdon currently holds 403,525 shares of the Issuer's Common Stock. These shares were issued to Mr. Langdon as founder of the Issuer at or prior to the Company's Common Stock becoming publicly traded in 1980.

        The purchase of a total of 786,485 shares of the Issuer's Common Stock from Mrs. Dora Lee Langdon (Mr. Langdon's mother) on February 13, 1997 by the Children's Trusts was funded by the trusts' delivery of two promissory notes in the aggregate original principal amount of $78,648.50 to Mrs. Langdon. Since Mrs. Langdon's death on December 28, 1997, these promissory notes are held by the executor of her estate, Bank One, Texas, N.A., Fort Worth, Texas. See Item 5(c) and Exhibit A for additional details.

        On or about June 16, 1997, each of the Children's Trusts received 25,000 shares (50,000 shares total) of the Issuer's Common Stock as a gift. See Item 5(C).

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Item 4. Purpose of Transaction.

        Mr. Langdon believes that the market valuation of the Issuer's Common Stock does not adequately reflect the intrinsic value of the Issuer's business and its technology. In his personal capacity and as Trustee of the Children's Trusts, he has explored and may explore from time to time in the future a variety of alternatives designed to enhance shareholder value. He has held discussions with the Issuer's Board of Directors, individually and in meetings, and with officers of the Issuer for the purpose of discussing the Issuer's business and marketing strategy, as well as the composition of the Board of Directors. In the course of these discussions, Mr. Langdon has requested and continues to seek, among other things, that he be appointed to the Board of Directors. He has also participated in discussions with these individuals and other shareholders relating to the persons serving as officers of the Issuer. He anticipates that his contacts with the representatives of the Issuer will continue.

        Assuming the continuation of current facts and the current price of the Issuer's Common Stock, Mr. Langdon presently contemplates making additional purchases of the Issuer's Common Stock, either in the market or through negotiated transactions. See Item 6.

        Except as set forth above, Mr. Langdon has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) Aggregate Number of Shares of Common Stock: 1,300,010 shares.

            Percentage of class:  7.8%.

        (b) Sole voting power:  1,300,010 shares.
            Sole Disposative power:  1,300,010 shares.

        (c) On February 13, 1997, Dora Lee Langdon sold 393,243 shares of the Issuer's Common Stock to John E. Langdon, Trustee of The Lee Kendall Langdon 1994 Irrevocable Trust, at the price of $.10 per share, for a total consideration of $39,324.30. The consideration payable to Dora Lee Langdon was represented by a promissory note executed by the purchaser in the original principal amount of $39,324.30. This sale took place at Fort Worth, Tarrant County, Texas.

            On February 13, 1997, Dora Lee Langdon sold 393,242 shares of the Issuer's Common Stock to John E. Langdon, Trustee of The Clay Allison Langdon 1994 Irrevocable Trust, at the price of $.10 per share, for total consideration of $39,324.20. The consideration payable to Dora Lee Langdon was represented by a promissory note executed by the purchaser in the original principal amount of $39,324.20. This sale took place at Fort Worth, Tarrant County, Texas.


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            On or about June 16, 1997, each of the Children's Trusts received
            25,000 shares (50,000 shares total) of the Issuer's Common Stock as a gift from Mrs. Langdon and her husband, Jack Langdon.

            On or about December 4, 1997, Mr. Langdon gave 50,000 shares of the Issuer's Common Stock previously held by him to a trust for the benefit of his wife. Mr. Langdon disclaims beneficial ownership of these shares.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        In connection with the purchase by the Children's Trusts of a total of 786,485 shares of the Issuer's Common Stock from Mrs. Dora Lee Langdon on February 13, 1997, the Contract of Sale (attached as Exhibit A) provided for the delivery to Mrs. Langdon of promissory notes that were secured by the shares transferred. Bank One, Texas, N.A., Fort Worth, Texas, the executor of Mrs. Langdon's estate, holds these notes, which are now due and payable.

Item 7. Material to be Filed as Exhibits.

        See Exhibit "A" attached.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 1999




                                             /s/ JOHN E. LANGDON
                                            ------------------------------------
                                                John E. Langdon


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EXHIBIT A

                                CONTRACT OF SALE


          THIS AGREEMENT is entered into on February 13, 1997, by and between DORA LEE LANGDON (hereinafter referred to as "Seller") and JOHN E. LANGDON, as Trustee of the LEE KENDALL LANGDON 1994 IRREVOCABLE TRUST (hereinafter referred to as Kendall's Trust") and as Trustee of the CLAY ALLISON LANGDON 1994 IRREVOCABLE TRUST (hereinafter referred to as "Clay's Trust").

     WHEREAS, Seller is the present owner of 886,485 shares of common stock of BSD Medical Corporation (hereinafter referred to as "BSD"); and

     WHEREAS, Trustee would like to purchase 393,243 shares of said common stock on behalf of Kendall's Trust and 393,242 shares of said common stock on behalf of Clay's Trust; and

     WHEREAS, Seller desires to sell, transfer and assign 393,243 shares of BSD to Trustee of Kendall's Trust and 393, 242 shares of BSD to Clay's Trust.

     NOW, THEREFORE, in consideration of the premises and for good and valuable consideration, the Seller and Trustee agree as follows:

          1. It is agreed that Seller will execute an assignment to Trustee of Kendall's Trust of 393,243 shares of BSD and an assignment to Trustee of Clay's Trust of 393,242 shares of BSD, and Seller will retain 100,000 shares of BSD.

          2. It is agreed that the purchase price per share will be the appraised value of said stock as of February 13, 1997, as appraised by Laura Bley, CFA, of Bley Investment Group and Cornerstone Financial Corporation, or ten cents per share, which ever is greater.

          3. It is agreed that the purchase of said shares will be evidenced by a promissory note dated February 13, 1997, from Trustee of Kendall's trust in the amount of $39,324.30 and a promissory note dated February 13, 1997, from Trustee of Clay's Trust in the principal amount of $39,324.20, both payable to Seller, and said notes will each be secured by a stock pledge agreement and delivery to Seller of each Trust's new stock certificate, with an assignment separate from certificate, executed in blank, to secure the appropriate note.

          4. In the event the appraisal described above is greater than ten cents per share, it is agreed that Trustee will execute a new note, reflecting the correct sales price, for each trust dated the same day with the same terms and conditions as in the existing notes and with the same security.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on this date as set forth above.


                                        /s/ Dora Lee Langdon
                                        -------------------------------
                                        Dora Lee Langdon SELLER


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                                        LEE KENDALL LANGDON 1994
                                        IRREVOCABLE TRUST and CLAY
                                        ALLISON LANGDON 1994
                                        IRREVOCABLE TRUST


                                        /s/ John E. Langdon
                                        --------------------------------
                                        John E. Langdon TRUSTEE






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